UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 14)*

                          THE PERKIN-ELMER CORPORATION
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                    714041100
                             ----------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                       ----------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 10, 1997
                       ---------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 18 Pages

                                                              Page 2 of 18 Pages


                                  SCHEDULE 13D

CUSIP No. 714041100


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  2,429,475
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            2,429,475

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,429,475

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    5.54%

14       Type of Reporting Person*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 714041100


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  2,429,475
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            2,429,475

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,429,475

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    5.54%

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 714041100


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  2,429,475
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            2,429,475

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,429,475

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    5.54%

14       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 714041100


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  2,429,475
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            2,429,475

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,429,475

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    5.54%

14       Type of Reporting Person*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 714041100


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 1,511,737
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  2,429,475
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,511,737
    With
                           10       Shared Dispositive Power
                                            2,429,475

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            3,941,212

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    8.99%

14       Type of Reporting Person*

                  IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 714041100


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  2,429,475
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            2,429,475

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,429,475

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    5.54%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 714041100


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 204,242
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   204,242
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            204,242

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                     .47%

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 714041100


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE FUND MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 264,036
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   264,036
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            264,036

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                     .60%

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 10 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 714041100


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  PURNENDU CHATTERJEE

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [_]
                                                     b. [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [x]

6        Citizenship or Place of Organization

                  UNITED STATES

                           7        Sole Voting Power
  Number of                                 393,136
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  2,429,475
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   393,136
    With
                           10       Shared Dispositive Power
                                            2,429,475

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,822,611

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    6.44%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 11 of 18 Pages


               This Amendment No. 14 to Schedule 13D relates to shares of Common Stock, $1.00 par value per share (the "Shares"), of The Perkin-Elmer Corporation (the "Issuer"). This Amendment No. 14 supplementally amends the initial statement on Schedule 13D dated January 7, 1991 and all amendments thereto (collectively, the "Initial Statement") filed by certain of the Reporting Persons (as defined herein). This Amendment No. 14 is being filed by the Reporting Persons to report that as a result of recent acquisitions of Shares of the Issuer, the number of Shares of which certain of the Reporting Persons may be deemed the beneficial owners has increased by more than one percent of the total outstanding Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.


Item 2.        Identity and Background.

          This statement is being filed on behalf of each of the following persons (collectively, the Reporting Persons"):


          i)   Quantum Industrial Partners LDC ("QIP");

          ii)  QIH Management Investor, L.P. ("QIHMI");

          iii) QIH Management, Inc. ("QIH Management");

          iv)  Soros Fund Management LLC ("SFM LLC");

          v)   George Soros ("Mr. Soros");

          vi)  Stanley F. Druckenmiller ("Mr. Druckenmiller");

          vii) Winston Partners, L.P. ("Winston Partners");

          viii) Chatterjee Fund Management, L.P. ("CFM"); and

          ix)  Dr. Purnendu Chatterjee ("Dr. Chatterjee").

          Updated information concerning the officers and directors of QIP and QIHMI is attached hereto as Annex A and incorporated herein by reference. Updated information concerning the Managing Directors of SFM LLC is attached hereto as Annex B and incorporated herein by reference.

          This Statement relates to Shares held for the accounts of QIP, Mr. Soros, Winston Partners, CFM, OSI and Dr. Chatterjee.

Item 3.        Source and Amount of Funds or other Consideration.

          QIP expended approximately $25,263,678 of its working capital to purchase the Shares reported herein as being acquired in the last 60 days.

                                                             Page 12 of 18 Pages

          Mr. Soros expended approximately $8,425,973 of his personal funds to purchase the Shares reported herein as being acquired in the last 60 days.

          The Shares held for the accounts of QIP, Winston Partners, Mr. Soros, OSI, CFM and Dr. Chatterjee may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 5.        Interest in Securities of the Issuer.

          (a) (i) Each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Druckenmiller may be deemed the beneficial owner of the 2,429,475 Shares held for the account of QIP (approximately 5.54% of the total number of Shares outstanding).

               (ii) Mr. Soros may be deemed the beneficial owner of 3,941,212 Shares (approximately 8.99% of the total number of Shares outstanding). This number consists of (A) the 673,681 Shares held for his personal account, (B) the 2,429,475 Shares held for the account of QIP and (C) the 838,056 Shares held for the account of OSI.

               (iii) Winston Partners may be deemed the beneficial owner of the 204,242 Shares currently held for its account (approximately .47% of the total number of Shares outstanding).

               (iv) CFM may be deemed the beneficial owner of 264,036 Shares (approximately .60% of the total number of Shares outstanding). This number consists of (A) the 59,794 Shares held for its account and (B) the 204,242 Shares held for the account of Winston Partners (as a result of its position as the sole general partner of Winston Partners).

               (v) Dr. Chatterjee may be deemed the beneficial owner of 2,822,611 Shares (approximately 6.44% of the total number of Shares outstanding). This number consists of (A) the 129,100 Shares held for his personal account, (B) the 204,242 Shares held for the account of Winston Partners, (C) the 2,429,475 Shares held for the account of QIP and (D) the 59,794 Shares held for the account of CFM.

          (b) (i) Each of QIP, QIHMI (pursuant to QIP's constituent documents), QIH Management (by virtue of its position as sole general partner of QIHMI), SFM LLC (by virtue of the QIP contract), Mr. Soros (as a result of his position with SFM LLC), Mr. Druckenmiller (as a result of his position with SFM LLC) and Dr. Chatterjee (as a result of his position as a sub-advisor to QIP with respect to the Shares) may be deemed to have the shared power to direct the voting and disposition of the 2,429,475 Shares held for the account of QIP.

               (ii) Mr. Soros has the sole power to vote and dispose of the 673,681 Shares held for his account. Mr. Soros may be deemed to have the sole power to vote and dispose of the 838,056 Shares held for the account of OSI.

                                                             Page 13 of 18 Pages

               (iii) Each of Winston Partners, CFM (as the general partner of Winston Partners) and Dr. Chatterjee (as the sole general partner of CFM) may be deemed to have the sole power to direct the voting and disposition of the 204,242 Shares held for the account of Winston Partners.

               (iv) Each of CFM and Dr. Chatterjee, as the sole general partner of CFM, may be deemed to have the sole power to direct the voting and disposition of the 59,794 Shares held for the account of CFM.

               (v) Dr. Chatterjee has the sole power to vote and dispose of the 129,100 Shares held for his account.

          (c) Except for the transactions disclosed on Annex C hereto, all of which were effected on the New York Stock Exchange in routine brokerage transactions, there have been no transactions effected with respect to the Shares since September 15, 1997 (60 days prior to the date hereof) by any of the Reporting Persons or OSI
 .

          (d) (i) The shareholders of QIP, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of QIP in accordance with their share ownership interests in QIP.

               (ii) Mr. Soros has the sole right to participate in the receipt of dividends from, and proceeds from the sale of, securities (including the Shares) held for his account.

               (iii) The partners of Winston Partners have the right to participate in the receipt of dividends from, and proceeds from the sale of, securities, including the Shares, held for the account of Winston Partners in accordance with their ownership interests in Winston Partners.

               (iv) The partners of CFM have the right to participate in the receipt of dividends from, and proceeds from the sale of, securities, including the Shares, held for the account of Winston Partners in accordance with their ownership interests in CFM.

          (e) Not applicable.

          Each of SFM LLC and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares not held directly for the accounts of the SFM Clients. Mr. Soros expressly disclaims beneficial ownership of any Shares not held directly for his personal account, the accounts of the SFM Clients and OSI. Each of QIP, QIHMI and QIH Management expressly disclaims beneficial ownership of any Shares not held directly for the account of QIP. Winston Partners expressly disclaims beneficial ownership of any Shares not held directly for its account. CFM expressly disclaims beneficial ownership of any Shares not held directly for its account or the account of Winston Partners. Dr. Chatterjee expressly disclaims beneficial ownership of any Shares not held directly for his account and the accounts of QIP, Winston and CFM. The inclusion of the Shares held for the account of OSI shall not be deemed an admission that Mr. Soros has or may be deemed to have beneficial ownership of such Shares.

                                                             Page 14 of 18
 Pages


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  November 14, 1997                QUANTUM INDUSTRIAL PARTNERS LDC

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        QIH MANAGEMENT INVESTOR, L.P.

                                        By:  QIH Management, Inc.,
                                             its General Partner

                                             By:  /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Vice President


                                        QIH MANAGEMENT, INC.

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Vice President


                                        SOROS FUND MANAGEMENT LLC

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel

                                                             Page 15 of 18 Pages

                                        GEORGE SOROS

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        STANLEY F. DRUCKENMILLER

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        WINSTON PARTNERS, L.P.

                                        By:  Chatterjee Fund Management, L.P.,
                                             its General Partner

                                             By:  Purnendu Chatterjee,
                                                  its General Partner

                                                  By:  /S/ PETER HURWITZ
                                                       ------------------------
                                                       Peter Hurwitz
                                                       Attorney-in-Fact


                                        CHATTERJEE FUND MANAGEMENT, L.P.

                                        By:  Purnendu Chatterjee,
                                             its General Partner

                                             By:  /S/ PETER HURWITZ
                                                  -----------------------------
                                                  Peter Hurwitz
                                                  Attorney-in-Fact


                                        PURNENDU CHATTERJEE

                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact

                                                             Page 16 of 18 Pages

                                     ANNEX A

            Directors and Officers of Quantum Industrial Partners LDC

Name/Title/Citizenship             Principal Occupation     Business Address
----------------------             --------------------     ----------------

Curacao Corporation                Managing Director of     Kaya Flamboyan 9
Company N.V.                       Netherlands Antilles     Willemstad
  Managing Director                corporations             Curacao,
  (Netherlands Antilles)                                    Netherlands Antilles


Inter Caribbean Services Limited   Administrative services  Citco Building
  Secretary                                                 Wickhams Cay
  (British Virgin Islands)                                  Road Town
                                                            Tortola
                                                            British Virgin
                                                             Islands



                 Directors and Officers of QIH Management, Inc.

Name/Title/Citizenship             Principal Occupation     Business Address
----------------------             --------------------     ----------------

Gary Gladstein                     Managing Director of     888 Seventh Avenue
Director and President             SFM LLC                  33rd Floor
(United States)                                             New York, NY  10106


Sean C. Warren                     Managing Director of     888 Seventh Avenue
Director, Vice President           SFM LLC                  33rd Floor
and Secretary                                               New York, NY  10106
(United States)


Peter Streinger                    Chief Financial Officer  888 Seventh Avenue
Treasurer                          of SFM LLC               33rd Floor
(United States)                                             New York, NY  10106


Michael C. Neus                    Assistant General Counsel888 Seventh Avenue
Vice President and                 of SFM LLC               33rd Floor
Assistant Secretary                                         New York, NY  10106
(United States)


To the best of the Reporting Persons' knowledge:

(a)       None of the above persons holds any Shares.
(b)       None  of  the  above   persons   has  any   contracts,   arrangements,
          understandings or relationships with respect to the Shares.

                                                             Page 17 of 18 Pages

                                     ANNEX B



          The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                               Scott K. H. Bessent
                                 Walter Burlock
                                Brian J. Corvese
                               Jeffrey L. Feinberg
                                  Arminio Fraga
                               David Gerstenhaber
                                 Gary Gladstein
                                    Ron Hiram
                                Robert K. Jermain
                                 David N. Kowitz
                               Alexander C. McAree
                                  Paul McNulty
                              Gabriel S. Nechamkin
                                   Steven Okin
                                  Dale Precoda
                               Lief D. Rosenblatt
                                 Mark D. Sonnino
                             Filiberto H. Verticelli
                                 Sean C. Warren
                                 John Zwaanstra

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

          (a)  None of the above persons holds any Shares.
          (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

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                                                                                                Page 18 of 18 Pages

                                                      ANNEX C

                                     RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                            THE PERKIN-ELMER CORPORATION




                              Date of                    Nature of               Number of               Price Per
For the Account of            Transaction                Transaction             Shares                  Share
------------------            -----------                -----------             ---------               ---------

QIP\1\                        10/30/97                   BUY                       3,500                 60.995
                              10/31/97                   BUY                     150,000                 62.150
                              11/3/97                    BUY                      17,300                 65.247
                              11/3/97                    BUY                      31,300                 64.639
                              11/4/97                    BUY                       9,300                 65.948
                              11/7/97                    BUY                      46,200                 65.421
                              11/10/97                   BUY                      71,700                 65.729
                              11/11/97                   BUY                      49,600                 65.637
                              11/12/97                   BUY                      14,800                 65.648


Mr. Soros                     10/30/97                   BUY                       1,100                 60.995
                              10/31/97                   BUY                      50,000                 62.150
                              11/3/97                    BUY                       5,700                 65.247
                              11/3/97                    BUY                      10,400                 64.639
                              11/4/97                    BUY                       3,100                 65.948
                              11/7/97                    BUY                      15,400                 65.421
                              11/10/97                   BUY                      23,900                 65.729
                              11/11/97                   BUY                      16,500                 65.637
                              11/12/97                   BUY                       5,200                 65.648



--------
\1\        Transactions effected at the direction of SFM LLC.
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